ECOPETROL S.A. reports on the decision adopted by the Court of the Southern District of New York on the arbitration ruling issued in favor of Refinería de Cartagena S.A.S.

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) informs that, Refinería de Cartagena S.A.S. (“Reficar”) was notified of the decision issued by the Court of the Southern District of New York, by which:

It denies the request presented by Chicago Bridge & Iron Company N.V., CB&I UK Limited to vacate the arbitration award dated June 2, 2023, reported herein on June 7, 2023, in relation to the EPC Contract (Engineering, Procurement, and Construction Contract) executed between Reficar and CB&I for the expansion and modernization of the refinery located in the city of Cartagena, accordingly resolving the disputes between Reficar and Chicago Bridge & Iron Company N.V., CB&I UK Limited and CBI Colombiana S.A. (collectively “CB&I”).

Consequently, the arbitration award in question is confirmed in its entirety.

With this judicial decision and the previous decision of the Court of the Netherlands dated on March 21, 2024, regarding the approval of the alternative financial restructuring plan of Chicago Bridge & Iron Company N.V., Reficar ends a long legal process through which it was able to defend its own interests and those of its direct and indirect shareholders, including the Republic of Colombia.

Bogota D.C., January 16, 2024

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 19,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases, or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For more information, please contact:

Head of Capital Markets

Carolina Tovar Aragón

Email: investors@ecopetrol.com.co

Head of Corporate Communications (Colombia)

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co